Mail Stop 0309	August 26, 2004

Mr. Bradley J. Carver
Chief Executive Officer
GlycoGenesys, Inc.
31 St. James Avenue
Boston, Massachusetts 02116

Re:  	GlycoGenesys, Inc.
	Registration Statement on Form S-3, filed August 11, 2004
File No. 333-118125

Dear Mr. Carver:

We have limited our review of the above referenced filing to only the matters addressed herein. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.	Please tell us whether any of the selling stockholders is a
broker-dealer or an affiliate of a broker-dealer. If any of the selling shareholders are broker-dealers or affiliates of a broker-dealer, tell us supplementally whether any of the selling shareholders received these shares as underwriting compensation. We may have additional comments.

2.	Please be advised that we consider the resale of securities by broker-dealers to be an indirect primary offering. In that regard, you must register the above-mentioned shares on a form that you are eligible to use for a primary offering. The prospectus must also state that such broker-dealer is an underwriter. Please note that because you are not eligible to do a primary offering on a Form S-3, you must remove these shares and register them on Form S-1.

3.	With respect to the resale of securities by affiliates of
broker-dealers, please be advised that whether you are eligible to use the Form S-3 to register the shares to be resold by any affiliates of broker-dealers will depend on the determination of the resale as a primary or secondary offering.


If the resale of securities to be offered by any affiliate of a broker-dealer is a primary offering, you must register the above-mentioned shares on a form that you are eligible to use for a primary offering. As previously mentioned, in your case, because you are not eligible to do a primary offering on a Form S-3, you must remove these shares and register them on a Form S-1. In addition, the prospectus must also state that any such affiliate of a broker-dealer is an underwriter.

On the other hand, if resale of the securities by any affiliate of a broker-dealer is a secondary offering, you may use the Form S-3 so long as you clearly provide in your prospectus the following:

* the seller purchased in the ordinary course of business; and
* at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

4.	We note your statement on page 17 that "any broker-dealers or agents that are involved in selling the shares may be deemed to be `underwriters` within the meaning of the 1933 Act in connection with such sales." As we noted above, any securities for resale by a broker-dealer or an affiliate of a broker-dealer must be registered on a proper registration statement form. In addition, the prospectus must also state that a broker-dealer is an underwriter. In that regard, please delete or revise this statement accordingly.

5.	We note that you have requested confidential treatment of
portions of certain material agreements filed with the Commission. Please be advised that comments, if any, to these confidential treatment requests will be forthcoming in a separate letter. If we issue any comments to these confidential treatment requests, we will act upon any request for acceleration of the effective date of the Form S-3 and, pursuant to delegated authority, grant acceleration of the effective date only after you have complied with our comments.

6.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

*	*	*

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

		As you know, revisions to Rule 421 of Regulation C became effective on
October 1, 1998 and your prospectus must comply with the plain
English principles set forth in that rule. We have not reviewed any portion of your registration statement and have not determined that your document complies with that rule. It is your responsibility to make sure that your document complies with the requirements of Rule
421 of Regulation C.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any disclosure regarding forward-looking statements in your documents, we are not making a determination as to whether the disclosure, cautionary language, or the placement of disclosure satisfies the requirements of Section 27A of the Securities Act and
Section 21E of the Securities Exchange Act.




You may contact Sonia Barros at (202) 824-5304 or Song Brandon at
(202) 942-2831 with any questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director


cc:	Cheryl Reicin, Esq.
Torys LLP
237 Park Ave.
New York, NY 10017-3142

Mr. Bradley J. Carver
August 26, 2004
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